UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 27, 2015, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s 2014 annual ordinary and extraordinary shareholders meetings that were held on March 26, 2015.

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

Summary of the resolutions adopted in the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles):

FIRST:	The Chief Executive Officer Report on the Company’s operation during the 2014 fiscal year, the Reports of Financial Situation, the Income Statement, the Statement of Cash Flows and of Changes in Equity, individual and consolidated, for the 2014 fiscal year, with the complementary notes; the Board of Directors Report on operations and activities in which it was involved during the 2014 fiscal year; the Annual Report on the Audit and Corporate Practices Committees’ activities; the Report on the main information and accounting principles and policies followed in the preparation of the financial information, and the Report on the review of the Company’s tax situation, were all approved; every act and proceeding by the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committees was approved and confirmed.

SECOND:	The resolution on allocation of results for the year ended December 31, 2014 was approved in the following terms:

(amounts in constant million Mexican pesos as of December 31, 2014)

Accumulated Retained earnings	92,159
2013 Capitalization	(7,618)
2014 Net Losses	(6,783)
Equity in subsidiaries and associates	3,259

Unallocated earnings	81,017
Share repurchase reserve	—

Retained earnings remainder:	81,017

THIRD:	An increase of CEMEX, S.A.B. de C.V.’s capital stock in its variable part by the amount of Ps4’164,993.85 through the issuance of up to 1,500,028,398 ordinary common registered shares without nominal value, of which up to 1,000,018,932 will be Series A, sub-series A17 and up to 500,009,466 will be Series B, sub-series B17, was approved.

The increase in capital stock will be paid with charge to Retained Earnings, effected at a theoretical value of Ps0.00277661 per share, plus a premium which will be determined by the Board of Directors so that the resulting value for each Cemex.CPO equals the weighted average of all Cemex.CPO transactions at the closing of operations of the Mexican Stock Exchange (Bolsa Mexicana de Valores) on April 29, 2015.

The amounts in the capital stock increase and the number of shares and CEMEX.CPOs to be issued could vary if convertible notes are converted before the delivery date of the new shares.

Current shareholders of the company will be awarded 1 (one) new Cemex.CPO for each 25 (twenty-five) Cemex.CPO that they hold; in case their holding is not represented in Cemex.CPO, they will be awarded 3 (three) new shares, 2 (two) Series A and 1 (one) Series B, for each 75 (seventy-five) shares currently outstanding. There will be no cash awarded in any case. Shareholders will exercise their right against coupon number 146 of the current outstanding shares.

FOURTH:	An increase of CEMEX, S.A.B. de C.V’s capital stock in its variable part by the amount of Ps824,653.17 through the issuance of up to 297,000,000 ordinary common registered shares without nominal value, of which up to 198,000,000 will be Series A, sub-series A18 and up to 99,000,000 will be Series B, sub-series B18, with the same characteristics and the same rights of the currently outstanding shares, was approved. Subscription of the shares that represent the increase in capital stock will be effected at a theoretical value of Ps0.00277661 per share, plus a premium, was approved.

These shares will be kept in treasury and will be destined to preserve the right of conversion of the holders of convertible notes already issued by the Company, pursuant to article 210 bis, fractions I and VI, of the Mexican General Securities and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito). Of the shares that will be issued, up to 27,000,000 shares would back the conversion of Mandatory Convertible Notes issued in Mexico on December 2009 and up to 270,000,000 shares the conversion of Convertible Notes offered on foreign markets on March 2011.

The exercise of the preemptive right to which article 132 of the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles) refers will not be applicable as the shares will be subscribed and paid through conversion of the Notes, pursuant to article 210 Bis of the Mexican General Securities and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito).

FIFTH:	It was approved that the shares representing the increases in capital stock will be represented by Cemex.CPO to be issued by Banco Nacional de México, S.A. as the Trustee in Trust No. 111033-9, which will refer to 2 (two) Series A ordinary shares and 1 (one) Series B ordinary share. For these effects, the shares representing the increase in capital stock will be issued on behalf of the aforementioned trust company.

SIXTH:	It was approved that the certificates representing the shares to be issued, whether temporary or permanent certificates, will have up to 12 coupons attached with the corresponding consecutive numeration, and may be signed by whichever two Directors, pursuant to the terms of the Company’s by-laws.

SEVENTH:	It was approved that the Board of Directors is authorized to define the value of the premium to determine the increase in capital stock through earnings capitalization; to formalize the increase in capital stock as the value of subscription is determined and the Notes are converted, and to agree on the terms and conditions that have not been agreed upon by the Meeting.

EIGHT:	It was approved that the President and Secretary of the Board of Directors, as well as the Chief Executive Officer, FERNANDO GONZÁLEZ OLIVIERI, JOSÉ ANTONIO GONZÁLEZ FLORES and RENÉ DELGADILLO GALVÁN, are authorized so that anyone of them furnishes the notices and publications that are required to the effect by reason of the resolutions adopted by the Meeting; furthermore, they will be authorized to determine, update and formalize the conversion factor of the Notes pursuant to the corresponding Indenture and Mexican General Securities and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito); and they will be authorized to formalize in behalf of the Company the acts, agreements, contracts, declarations of intent and any legal act which is required in relation to the modification of the issuing trust of Cemex.CPO, with the issuance of the required Cemex.CPO and with the modification of the conversion factors of the Notes.

NINTH:	It was approved that the Technical Committee of Trust No. 111033-9 shall be authorized to determine the number of Cemex.CPO to be issued in order to fulfill the resolutions adopted in this Meeting.

TENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Board of Directors:

	ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Director of the Company)

	FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Director of the Company)

	TOMÁS MILMO SANTOS	Non-Independent Director (Criteria: Fourth degree blood relative of the President of the Board of Directors, who is a Relevant Director of the Company)

	IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Director (Criteria: Fourth degree blood relative of the President of the Board of Directors, who is a Relevant Director of the Company)

	ARMANDO J. GARCÍA SEGOVIA	Independent Director

	RODOLFO GARCÍA MURIEL	Independent Director

	ROBERTO LUIS ZAMBRANO VILLARREAL	Independent Director

	DIONISIO GARZA MEDINA	Independent Director

	JOSÉ MANUEL RINCÓN GALLARDO PURÓN	Independent Director

	RAFAEL RANGEL SOSTMANN	Independent Director

	FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

	ARMANDO GARZA SADA	Independent Director

	DAVID MARTÍNEZ GUZMÁN	Independent Director

Based on the mentioned criteria and the reports from each of the proposed persons, it was confirmed that no Director marked as Independent falls under the scenarios mentioned in article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

ELEVENTH:	ROGELIO ZAMBRANO LOZANO and RAMIRO GERARDO VILLARREAL MORALES were elected President and Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter not being a Director.

TWELFTH:	It was approved that the Directors be exempted from posting bond.

THIRTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Audit Committee:

JOSÉ MANUEL RINCÓN GALLARDO PURÓN

ROBERTO LUIS ZAMBRANO VILLARREAL

RAFAEL RANGEL SOSTMANN

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

FOURTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Corporate Practices and Finance Committee:

DIONISIO GARZA MEDINA

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

RODOLFO GARCÍA MURIEL

ARMANDO GARZA SADA

The Corporate Practices and Finance Committee will take over the Finance Committee’s responsibilities with respect to mergers, acquisitions, review of market information and financial plans, including financing and related transactions.

FIFTEENTH:	JOSÉ MANUEL RINCÓN GALLARDO PURÓN and DIONISIO GARZA MEDINA were appointed Presidents of the Audit Committee and the Corporate Practices and Finance Committee, respectively. The Secretary of the Board of Directors will act as Secretary of the Audit and the Corporate Practices and Finance Committees without forming part of the aforementioned committees.

SIXTEENTH:	It was approved that, as honoraria, for the following twelve month period each of the members of the Board of Directors will be awarded Ps200,000.00 for each meeting they attend, with charge to statements of operations, plus the equivalent of a Ps50.00 gold coin for each Meeting they attend, as well as awarding each of the members of the Audit and Corporate Practices and Finance Committees Ps83,000.00 for each committee meeting they attend; members of the committees created by the Board of Directors shall receive, at most, the same compensation as awarded to the members of the Audit Committee and the Corporate Practices and Finance Committee.

SEVENTEENTH:	ROGELIO ZAMBRANO LOZANO, FERNANDO ÁNGEL GONZÁLEZ OLIVIERI and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Public Registry of Commerce, if necessary.

In addition, on March 27, 2015, CEMEX informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s extraordinary shareholders meeting that was held on March 26, 2015.

The following is a summarized English translation of the information that was provided to the Mexican Stock Exchange:

Summary of the resolutions adopted in the Extraordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles):

FIRST:	It was approved to amend articles 4, 7, 13, 17, 18, 19, 22 and 29 of CEMEX’s by-laws, as follows:

“ARTICLE 4. DURATION.- The duration of the Company shall be indefinite.”

“ARTICLE 7. ACQUISITION OF OWN SHARES AND MEASURES TO LIMIT THE SHAREHOLDING OWNERSHIP.- I.- The Company may acquire shares representing its own Capital Stock or negotiable instruments representing them, as well as optional instruments or financial derivative instruments which may be liquidated in kind that have such shares or negotiable instruments underlying in accordance with the terms and conditions indicated by the applicable Law. The shares or negotiable instruments that represent such shares that belong to the Company, or, the shares issued but not subscribed maintained in the Treasury, may be placed among the public investors in accordance with the dispositions of the applicable law. So long the shares are the property of the Company, they may not be represented nor voted in the Shareholders’ Meetings, and no social or economic rights of whatever nature may be exercised.

— II.- (A).- For purposes of these by-laws, the following definitions shall apply, whether in their singular or plural form:

— “SHARES”: the ones that represent the Capital Stock of the Company; any type of certificate or receipt referred to the shares representing the Capital Stock of the Company; as well as any other security, negotiable instrument or document that refers to or permits the exercise of, the vote of the corresponding shares representing the Capital Stock of CEMEX, S.A.B. de C.V.

— “CONSORTIUM”: shall have the meaning established by the Mexican Securities Market Law.

— “RELATIVE”: person or persons that with respect to each other, have family relationship by consanguinity, affinity or civil, up until the fifth degree in a straight or collateral line, the spouse, concubine and concubinary.

— “ENCUMBRANCE”: pledges, seizures, trusts (or equivalent figures under foreign Law), or any act or transaction that in any form, limits, restricts or affects, the implicit rights of the Shares.

— “GROUP OF PERSONS”: shall have the meaning established by the Mexican Securities Market Law.

— “CORPORATE GROUP”: shall have the meaning established by the Mexican Securities Market Law.

— “RELATED PARTY”: shall have the meaning established by the Mexican Securities Market Law.

— “HOLDING”: the ownership, possession or holding of Shares or the possibility of instructing or exercising the right to vote.

— “TRANSACTION”: Any agreement, contract, unilateral declaration, stipulation, arrangement and any act that creates, transmits, modifies or extinguishes obligations, including, enunciatively but not limited to, all acts or facts that give or may give place for any exercise or instruction of the exercise of the vote, or if the ownership, possession or holding of the Shares may be obtained.

— Any Transaction or Encumbrance that may result or results in a possibility, directly or indirectly, to acquire or exercise the right to vote regarding the Shares that represent a 2% or more of the Capital Stock of the Company, shall be subject to the prior authorization of the Board of Directors. The Board of Directors must decide, within a period of 90 days from the reception of the written application directed to the President or Secretary of the Board. The application must contain: (i) name, social denomination of the participant(s) in the Transaction or Encumbrance and the Shares whose Holding they have on the date of the application, (ii) in case of a Group of Persons, Corporate Group, Consortium, Related Parties or Relatives, provide the details of all the persons involved, indicating their name, social denomination and Shares each holds, as well as who shall exercise the social and economic rights, (iii) description of the Transactions or Encumbrances, and (iv) in the event that the Transaction or Encumbrance is made indirectly through agents, brokers, trusts or similar figures under any law or third parties; it must be indicated who or whom are the effective beneficiaries and who or whom will exercise or will instruct to exercise the voting rights. The Board of Directors, in order to resolve the applications, shall consider the following criteria: a) if it involves Transactions or Encumbrances of qualified investors or institutions in which the public investors participate; b) if it involves Transactions or Encumbrances that aim to make portfolio investments with speculative purpose, such that they can affect stock prices; or if it is intended to accumulate significant amounts of Shares in a way that the number of Shares outstanding is reduced and marketability may affected; c) the likelihood of the participants in the Transactions or Encumbrances exercising a significant influence or being able to obtain control (as these terms are defined in the applicable law); d) if all the legal dispositions and the by-laws have been observed, and the persons who wish to participate in the Transactions or Encumbrances have not incurred in any violation of the Law or by-laws or have not complied with the applicable Law or by-laws; e) if the persons involved in the Transactions or Encumbrances are competitors of the Corporate Group to which the company belongs, are persons or legal entities participating in companies, entities or persons that are competitors of the Corporate Group to which it belongs and there is a risk of affecting the free market competition or there could be an access to confidential and privileged information; f) the moral and economic solvency of the participants; g) the protection of the minority rights and the rights of the workers of the Company and its subsidiaries; and h) maintain an adequate base of investors. If the Board of Directors authorizes the application, the Transaction or Encumbrance shall be done during the next 10 (ten) days following notification from the Board of such authorization. If done afterwards, the authorization shall be null.

— If after making the Transaction or Encumbrance the Holding of Shares is reduced, in order to make a new Transaction or Encumbrance a new application must be made, unless the Board had authorized the possibility of multiple Transactions or Encumbrances over a time frame. When the Transaction or Encumbrance had been authorized on the basis of false or incorrect information or information had been withheld, the voting rights corresponding to the Shares related to the Transaction or Encumbrance will not be able to be exercised.

— II.- (B).- Any Transaction or Encumbrance that results o may result in a participation equal or greater than 30% of the Capital Stock of the Company, shall oblige, without taking into account whether the participants in the Transaction or Encumbrance wish or not to acquire control, the execution of a forced public offer for the acquisition for the total of the Shares representing the Company’s Capital Stock.

— In the event the requirements described in numeral II of this Article are not met or exceed the participations indicated in the paragraphs A and B, the persons involved therein shall not be entitled to exercise the voting rights corresponding to the total of the Shares whose Holding was obtained or is obtained, and therefore, such Shares shall not be taken into account for the determination of the quorum of attendance and voting in the Shareholders’ Meetings, nor shall the records in the shareholder ledger be done and there shall be no effects of the Registry done by the Institute for the Deposit of Securities.

— In order to determine if a specific situation is within numeral II of this Article, the following considerations and criteria shall apply and all the Shares whose holding is obtained, shall be obtained, or is obtained by virtue of any Transaction or Encumbrance, shall be taken into account (the calculation shall be made regarding the number of shares directly representing the Capital Stock of the Company).

— 1.- It does not matter if the Transaction or Encumbrance is made abroad.

— 2.- A single Holding shall be considered regarding each of the participants in the Group of Persons, Corporate Group, Consortium, each Related Party, and each Relative.

— 3.- Each Transaction or Encumbrance that may result in obtaining a 2% or more of the Capital Stock must be submitted to authorization.

— 4.- In case of Trusts established by the Company for the issuance of ordinary participation certificates to be offered to the public investors, the fiduciary institution shall not be subject to numeral II of this Article or Article 10 of these by-laws.

— 5.- For the interpretation of these by-laws, the applicable law shall be taken into account.”

“ARTICLE 13. CALLS.- The calls for Shareholders’ Meetings shall be made by the Board of Directors or by the Corporate Practices or Audit Committees, with the exception of those rights granted by Law to the shareholders to legally publish the calls. The Call shall be made through the publication of a notice through the electronic system established by the Ministry of Economy (Secretaría de Economía) or, in its absence, in the Official Gazette of the State of Nuevo Leon or

in any of the major daily newspapers of the State of Nuevo Leon, at least fifteen days prior to the date set for the Meeting. The Call shall state the place, day and time at which the Meeting shall be held and shall contain the Agenda, which shall not include matters under the title of “general” or equivalents. A Call shall not be required if all the shares in their entirety are represented when the Meeting is installed and the votes are taken. When a quorum is not obtained for a Meeting, a minute shall be drawn-up in the respective Book, evidencing such circumstance, and said minute shall be signed by the Chairman and Secretary as well as by the appointed Tellers, setting forth the date in which the call was published. If such should be the case, a second Call, so noted, shall be published just once.

The Shareholders that are Owners of shares with voting right, including in a limited or restrictive form, that represent at least 10% (ten percent) of the Capital Stock subscribed and paid, shall be able to request to the Chairman of the Board of Directors or of the Corporate Practices or Audit Committees, in any moment, that a General Shareholders Meeting takes place, in the terms of the applicable law.

Any Shareholder may request the Chairman of the Board of Directors that a General Shareholders Meeting takes place, in the terms of the applicable law, when, for any cause, the minimum number required, for a Meeting to be held, of members of the Corporate Practices and Audit Committees is not present and the Board of Directors has not made the provisional corresponding appointments.

From the publication of the Call for the Shareholders’ Meetings, information and documents regarding every and all of the matters included in the Agenda shall be made available to the Shareholders, in the offices of the Company and at no cost.”

“ARTICLE 17. DEVELOPMENT OF THE SHAREHOLDERS’ MEETINGS.- The Meeting shall be chaired by the Chairman of the Board of Directors. In the absence of the Chairman, the Meeting shall be chaired by the Shareholder appointed by the absolute majority of those present. The Secretary of the Meeting shall be the person who is the Secretary of the Board of Directors or in his absence, the person appointed by the majority of the shareholders and proxies present thereat. The Chairman of the Board of Directors shall appoint two Tellers, having the possibility of doing so in writing once the call for the Meeting is published. In the case of absence of the Tellers so appointed, a new designation may be made. The Tellers present at the Meeting shall determine, with the documentation available and the Attendance List formulated for said effect, the number of legally represented shares. If by any reason the Agenda was not totally discussed in the date for which the Meeting had been called, such Meeting shall continue to be open during the immediate following days and until all items on the Agenda are dealt with.

The Shareholders owning shares with voting rights, including in a limited or restrictive form, duly represented in the Meeting and that represent at least 10% (ten percent) of the Capital Stock subscribed and paid, shall have the right to request the deferral of the voting on any matter for which they considered themselves not to be well informed, abiding to the terms and conditions indicated by applicable law.”

“ARTICLE 18. VOTING RIGHTS AND QUOROUM OF THE SHAREHOLDERS’ MEETINGS.- In all Meetings, each common ordinary share shall be entitled to one vote. This principle shall be subject to applicable legal provisions and to the provisions of these by-laws, with exception to those cases of shares temporarily re-acquired by the Company as referred to in numeral I of Article 7; to the non-voting shares, as well as to, or with the limitation to other corporate rights, and any shares with limited vote in accordance with the applicable law and the resolutions of the Shareholders’ Meeting in which its issuance has been approved; as well as to those cases contemplated by numeral II of Article 7 and Article 10 of these by-laws. In all Ordinary Shareholders’ Meetings, the resolutions shall be valid with the affirmative vote of the majority of the votes of the voting-shares present thereat. In the Extraordinary Shareholders’ Meetings, the resolutions shall only be valid if approved by the affirmative vote of the voting-

shares representing at least (50%) fifty per cent of the Capital Stock with voting rights, except in the case of amendments to Articles 7 (except for the acquisitions of own shares), 10, and 22, in which it shall be required to obtain approval of (75%) seventy-five percent of the voting shares as well as those cases that in accordance with the Law, require a special quorum. It shall be left to the Tellers, who shall sign the respective minute, to verify that the quorums so indicated are complied with. The Shareholders, Owners of shares with voting rights, including in a limited or restrictive form, that represent at least 20% of the Capital Stock subscribed and paid, shall have the right to judicially oppose to the resolutions of the General Meetings, regarding those items where they have voting rights, whenever the provisions stated in applicable law, for these purposes, are observed.”

“ARTICLE 19. INTEGRATION OF THE BOARD.- The Board of Directors shall be composed of a maximum of twenty one (21) Regular Board Members, where at least 25% (twenty-five percent) must be independent in accordance with the applicable Law. A Shareholders’ Meeting may designate Alternate Board Members. The Alternate Board Members shall become part of the Board of Directors only in such cases of temporary or permanent absences of the Regular Board Members. The person appointed as Chairman of the Board of Directors shall be designated by the Shareholders’ Meeting; in case of death, resignation or declaration of total disability or absence, without prejudice to the powers of the Shareholders’ Meeting, the Board of Directors shall appoint a Chairman. Who holds the position of Chairman of the Board, will not hold the office of Chief Executive Officer of the Company. The Shareholders’ Meeting or the Board of Directors shall designate the Secretary, who will not be a Board Member and, if agreed, its Alternate may be elected. The Board Members, Regular or Alternate, shall remain in their position, even if their term has expired or because of their resignation, up until 30 days from such event. In case any of the Board Members is absent, or the appointed one does not take charge of such appointment, and no alternate has been appointed, or such alternate does not take charge of such appointment, the Board of Directors may appoint provisional members, without the intervention of the Shareholders’ Meeting, who shall ratify such appointments or appoint the substitute members in the next Meeting from such event. The Alternate Board Members, in the order in which they were appointed, shall substitute the Regular Members; in case the number of Alternate Board Members designated is less than the number of Board Members, each Alternate Board Member shall substitute the Board Member that corresponds according to the designation order of the Alternate Board Members, and once the Alternate Board Members have been appointed, this procedure shall be repeated until designating each Board Member its own Alternate Board Member, under which cases an Alternate Board Member can have that character with respects to one or more Regular Board Members, in the understanding that Alternate Board Members of Regular Board Members who are independent must have that same character. The Regular Board Members can only be substituted in their absences by the Alternate Board Member that corresponds in accordance to the designation.

The independent Board Members and their alternates must be appointed in accordance with the dispositions of the applicable Law and these by-laws, and those who cease to have such character must notify the Board of Directors in its next Meeting at the latest.”

“ARTICLE 22. RESTRICTION TO BECOME A BOARD MEMBER.- The following persons cannot be Board Members of the Company: a) Persons with no legal capacity.- b) Persons who, in accordance with the Law, may not engage in commercial transactions; c) Those who, during the twelve months immediately preceding the election, have held a position as external auditors of the Company or any of the companies part of the corporate group; d) Those who have been substituted in their appointment by revocation, in which case they cannot be appointed with such character during the twelve months following the date of revocation; e) Those who have past due obligations with the Company not duly guaranteed; f) Those, including any of their Relatives, who during the fiscal year immediately preceding the election (either with or without interruptions) have held a position in, acted as representatives or attorneys-in-fact in any form of, have been shareholders or have participated (directly or indirectly) in 5% or more of the Capital Stock or assets of, or have rendered services through any form to: persons or entities (either incorporated or not) (except those companies in which CEMEX, S.A.B de C.V. has direct or indirect participation with a minimum of 40% of the Capital Stock) and whose activity is related to the production or distribution of cement or its derivatives (persons or entities includes those that at the same time are shareholders or participate in the management, either directly or indirectly, of the person or entity dedicated to the above mentioned activity, and also those in which the latter is a shareholder or participate in the management, either directly or indirectly), or g) Those who have participated in an act that implicates a violation to the by-laws, Laws and applicable rules. Board members who, after being appointed, are found to be in one of the cases or situations described above, shall have to renounce and shall not be able to perform their functions again, except with a new election and after the restriction has been eliminated.”

“ARTICLE 29. MANAGING POSITIONS.- The Chief Executive Officer may appoint and remove the Relevant Executives of the Company and of the entities that together with the Company form the Business Group, and set their integral compensation, in accordance with the policies agreed by the Board of Directors. The Chief Executive Officer may delegate the powers granted to him to the Relevant Executives empowering them to delegate their powers as well. The Relevant Executives shall report directly to the Chief Executive Officer, who shall distribute among them the various roles that they are taking, the Relevant Executives will have the authorities granted to them in the corresponding powers of attorney.”

SECOND:	As provided by the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), proceed to the exchange of the certificates representing the outstanding shares of capital stock, authorizing the issuance of definitive or provisional certificates, which will have 12 (twelve) consecutively numbered coupons, the indications and requirements set forth in the by-laws and the law, and may be signed by any two Directors in accordance with the by-laws.

THIRD:	The President of the Board of Directors was authorized to authorize the other terms and conditions relating to the issuance of the share certificates and exchange of the current ones, and the Secretary of the Board was authorized to make publications and communications required for said purpose.

FOURTH:	ROGELIO ZAMBRANO LOZANO, FERNANDO ÁNGEL GONZÁLEZ OLIVIERI and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to formalize the Company’s restated and amended by-laws incorporating the amendments approved by the Extraordinary Shareholders’ Meeting, and, at the proper time, manage their inscription in the corresponding Public Registry of Commerce, if necessary.

FIFTH:	ROGELIO ZAMBRANO TREVIÑO, FERNANDO ÁNGEL GONZÁLEZ OLIVIERI and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Public Registry of Commerce, if necessary.

CEMEX has elected to file an English translation of its By-Laws (estatutos sociales), as amended at CEMEX’s extraordinary shareholders meeting that was held on March 26, 2015, in this Report on Form 6-K in the attached Exhibit 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.

(Registrant)

Date: March 27, 2015	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	English translation of CEMEX, S.A.B. de C.V.’s By-Laws, as amended.